UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number:  333-161602

CHINA CORD BLOOD CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition.

Following this cover page are the unaudited consolidated financial results for the three months and six months ended September 30, 2009 of China Cord Blood Corporation (the “Company”).

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of September 30 and March 31, 2009

	September 30,		March 31,
	2009		2009
	US$	RMB	RMB
(in thousands except redemption value and number of shares)

ASSETS
Current assets
Cash and cash equivalents	36,303	247,813	161,406
Accounts receivable, less allowance for doubtful accounts
(September 30, 2009: RMB6,764; March 31, 2009: RMB 6,170)	9,416	64,274	49,763
Inventories	763	5,211	6,501
Prepaid expenses and other receivables	1,171	7,990	7,978
Deferred tax assets	279	1,908	1,846
Total current assets	47,932	327,196	227,494
Property, plant and equipment, net	36,855	251,574	236,740
Non-current prepayments and deposits	3,013	20,569	27,184
Non-current accounts receivable, less allowance for doubtful accounts
(September 30, 2009: RMB3,793; March 31, 2009: RMB2,223)	20,823	142,144	91,761
Inventories	3,940	26,894	26,069
Intangible asset, net	3,923	26,783	27,268
Available-for-sale equity securities	6,130	41,843	26,242
Deferred reverse recapitalization costs	-	-	33,633
Deferred offering costs	129	878	-
Deferred tax assets	64	436	-
Total assets	122,809	838,317	696,391

LIABILITIES
Current liabilities
Bank loan	6,592	45,000	-
Accounts payable	979	6,681	5,128
Accrued expenses and other payables	2,982	20,353	19,269
Deferred revenue	4,238	28,927	18,351
Promissory note	514	3,510	-
Amounts due to related parties	516	3,523	-
Income tax payable	579	3,953	4,321
Total current liabilities	16,400	111,947	47,069
Deferred revenue	11,525	78,676	74,231
Other non-current liabilities	2,212	15,100	13,551
Deferred tax liabilities	476	3,249	4,017
Total liabilities	30,613	208,972	138,868

Commitments and contingencies
Redeemable ordinary shares of China Cord Blood Services Corporation
US$0.0001 par value, 14,614,140 shares issued and outstanding as of
March 31, 2009 (redemption value of US$51,088,745 as of March 31, 2009)	-	-	386,577

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of September 30 and March 31, 2009 – (continued)

	September 30,		March 31,
	2009		2009
	US$	RMB	RMB
(in thousands except redemption value and number of shares)

EQUITY
China Cord Blood Corporation shareholders’ equity
Ordinary shares US$0.0001 par value, 250,000,000 shares authorized,
43,237,100 shares and 62,792,642 shares issued and outstanding as
of March 31, 2009 and September 30, 2009, respectively	6	43	34
Additional paid-in capital	84,038	573,660	140,745
Accumulated other comprehensive loss	(517)	(3,531)	(19,319)
Retained earnings	7,495	51,160	44,082
Total China Cord Blood Corporation shareholders’ equity	91,022	621,332	165,542
Noncontrolling interests	1,174	8,013	5,404
Total equity	92,196	629,345	170,946
Total liabilities, redeemable ordinary shares and equity	122,809	838,317	696,391

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Six Months Ended September 30, 2009 and 2008

	Three months ended September 30,			Six months ended September 30,
	2009		2008	2009		2008
	US$	RMB	RMB	US$	RMB	RMB
	(in thousands except per share)

Revenues	9,361	63,897	48,988	17,847	121,826	81,935
Direct costs	(2,583)	(17,632)	(11,667)	(4,965)	(33,888)	(22,175)
Gross profit	6,778	46,265	37,321	12,882	87,938	59,760
Operating expenses
Sales and marketing	(1,387)	(9,470)	(7,382)	(2,419)	(16,512)	(15,047)
General and administrative	(1,854)	(12,651)	(5,107)	(3,549)	(24,227)	(10,978)
Total operating expenses	(3,241)	(22,121)	(12,489)	(5,968)	(40,739)	(26,025)
Operating income	3,537	24,144	24,832	6,914	47,199	33,735
Other income/(expense), net
Interest income	252	1,723	938	404	2,755	1,911
Interest expense	(96)	(657)	-	(164)	(1,117)	-
Exchange gain/(loss)	66	451	(88)	83	563	(81)
Write-off of deferred
offering costs	-	-	(9,688)	-	-	(9,688)
Write-off of deferred reverse
capitalization costs	-	-	-	(3,159)	(21,566)	-
Impairment loss on available-
for-sale equity securities	-	-	(4,944)	-	-	(27,598)
Others	13	83	1,738	55	377	(1,146)
Total other income/(expense), net	235	1,600	(12,044)	(2,781)	(18,988)	(36,602)
Income/(loss) before income tax	3,772	25,744	12,788	4,133	28,211	(2,867)
Income tax expense	(933)	(6,367)	(5,840)	(1,779)	(12,141)	(7,798)
Net income/(loss)	2,839	19,377	6,948	2,354	16,070	(10,665)
Income attributable to noncontrolling
interests	(204)	(1,391)	(1,169)	(392)	(2,676)	(1,595)
Income attributable to redeemable
noncontrolling interests	(51)	(347)	-	(51)	(347)	-
Net income/(loss) attributable to
China Cord Blood Corporation
shareholders	2,584	17,639	5,779	1,911	13,047	(12,260)

Net income/(loss) per share:
Attributable to ordinary shares
-Basic	0.04	0.29	(0.01)	0.02	0.12	(0.43)
-Diluted	0.04	0.27	(0.01)	0.02	0.11	(0.43)

Attributable to redeemable ordinary shares
-Basic	N/A	N/A	0.42	0.13	0.92	0.44
-Diluted	N/A	N/A	0.42	0.13	0.92	0.44

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated December 11, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Cord Blood Corporation

By:	/s/ Ting Zheng
Name: Ting Zheng
Title: Chairman and Chief Executive Officer

Dated: December 11, 2009